REGISTRATION ASSISTANCE AGREEMENT

P-145-12-08

Between : REDEBEL S.A., a Belgian Company with its headquarters at
rue de Chassart 4, B-6221 Saint-Amand (Belgium)

Hereinafter « REDEBEL ».

And

PIMI MARION HOLDINGS LTD, which headquarters are located at Kibbutz Alonim – POB 117
Hutzot Alonim 30049, Israël

Hereinafter " PIMI MARION "

Whereas PIMI MARION has been looking for a suitable Company to assist itself for the following
mission :

H_2O_2 ANNEX I INCLUSION ON THE 91/414/EEC DIRECTIVE: ANNEX II AND ANNEX III DOSSIER PREPARATION

The **purpose** of this mission is to realise a complete Dossier to support the inclusion of the Hydrogene
peroxyde on the Annex I of the 91/414/EEC Directive.
The information required to support such a dossier is made of an Annex II dossier (on the Active
substance), and an Annex III Dossier (on the formulated product).

This quotation is made assuming that all Annex II data required are existing, and will supplied to
Redebel by the 15th January 2009.

All Annex III data required which are not yet existing must be generated by Pimi Marion.

The other assumption is that the data required for the Annex III Dossier must be generated.

For **detailed processing**, we refer to our offer dated 8th December 2008, ref P-145-12-08.

THE GLOBAL PRICE: 50.000 € – 72.000 €

DEADLINE:

ANNEX II DOSSIER PREPARATION
The shortest deadline we can guarantee you is the 1st May 2009.
However, be sure that we will do our best to finish this work as soon as possible.
If confirmed, this mission will be considered by our team as a priority.

ANNEX III DOSSIER PREPARATION
The shortest deadline we can guarantee you is the 1st May 2009.
Please bare in mind that the Annex III Dossier will be based on existing study results, and/or protocols
of labs studies, if not yet finalised. This Annex III Dossier will after be completed when the final results
of the labs studies will be received by Redebel.

However, be sure that we will do our best to finish this work as soon as possible.

THIS DEADLINE PROPOSITION IS MADE ASSUMING THAT ALL NECESSARY DOCUMENTS WILL BE FURNISHED TO
REDEBEL BY THE 15TH OF JANUARY 2009.

Remarks :

Cost of possible laboratory's studies. Agreement to realise a study will be taken between you and laboratory, and laboratory will invoice you directly.
Cost of the copies (0.10€/page) - Expedition costs - Translation costs if any.

Should other supplementary work to be performed by ourselves (e.g other supplementary information PIMI MARION could provide Redebel), this will beforehand be discussed.

All documents, products, samples and other items shall travel at the risk and peril of the client, even when the transport costs are paid by Redebel.

Billing of our services :

1st invoice - At the order of the mission – January 2009 : 40% of the min amount.
2nd invoice (30%) in the course of the mission : April 2009.
3rd invoice (25%) at the sending of the dossier to Rapporteur Member State.
4th invoice (5%) at the final decision of the Rapporteur Member State.

2° PIMI MARION shall execute directly any agreement or order requested to prepare the documentation.
In any case REDEBEL shall obtain previous written authorization by PIMI MARION before undertaking whatsoever commitment on behalf of PIMI MARION.
Redebel shall in no way be held responsible for any inaccuracies or incomplete data or information which may appear in the documents due to lack of information, regardless of the language in which the documents are drawn up.
Nor shall Redebel be held responsible in any way for errors appearing in the documents after approval by the client.
The client shall be solely responsible for the documents and the use made of them.

3° REDEBEL hereby acknowledges that PIMI MARION as the case may be, is the owner of any and all documents submitted, therefore REDEBEL has no right to authorise the relevant authorities and/or third parties to refer/utilise the documentation received from PIMI MARION nor to use it for its own benefit. REDEBEL shall not give to any third parties any information without any previously agreement of PIMI MARION.
REDEBEL shall not be responsible for the loss of any information by for example fire in our office or carriers problems. It is recommended to keep a copy of all your documents.

4° REDEBEL agrees to keep confidential any information and document received by PIMI MARION but REDEBEL can not be responsible if a third party use information that is in the public domain.

5° If Redebel is found liable, the parties agree that any compensation awarded to the client shall be restricted to the payment made by the client for the part of the work in question within the framework of this Contract, to the exclusion of any other sum.
Losses or complaints, delays in production, distribution, or shipment, loss of earnings, increased overheads, loss of clients or anticipated earnings, disappearance of data or any direct or indirect damage or any loss in general of any kind suffered by the client, as well as claims made against the latter by third parties, fines, bans or other sanctions brought against it, shall in no circumstances give rise to compensation, even if Redebel had been advised of the possibility.

6° This Agreement shall come into force by its signature by both parties.
These general and special conditions contain all the agreements between the parties and cancel and replace any prior letter, proposal, offer or agreement.
Any special conditions granted by Redebel shall always be confirmed by separate letter, fax, or e-mail.

7° This agreement shall be deemed to have been made in Belgium and the validity, construction and performance thereof shall be governed by Belgian law.
Parts hereby agree to resort to the competent Courts in Charleroi in the event of litigation, unless the parties wish to appear before a court chosen by mutual agreement.

In witness whereof, the parts have caused the Agreement to be executed in duplicate by the duly authorized representatives.

Read, confirmed and signed in two copies. Both parties having received their own copy.

At Saint-Amand, December 23rd, 2008.



For REDEBEL S.A.
Dumont de Chassart Tanguy
General Manager

For PIMI MARION HOLDINGS LTD
Mr. Youval Saly, CEO.